SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☒Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	BitNile Holdings, Inc.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 240
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the fiscal year ended December 31, 2021 has imposed requirements that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s revenue increased to approximately $52.9 million for the year ended December 31, 2021, representing an increase of $29.0 million compared to approximately $23.9 million for the year ended December 31, 2020. The registrant’s loss from continuing operations was approximately $17.3 million for the year ended December 31, 2021, an increase of $11.3 million compared to a loss from continuing operations of approximately $6.0 million for the year ended December 31, 2020.

The increase in revenue from the year ended December 31, 2020, was due to an increase in revenue from lending and trading activities of approximately $17.1 million attributed to a significant allocation of capital from equity financing transactions to the Company’s loan and investment portfolio, coupled with an increase in revenue from the registrant’s customized solutions for the military markets, including approximately $6.4 million from Relec Electronics, which was acquired on November 30, 2020. Further, the Company’s cryptocurrency mining operations accounted for $3.5 million of the overall increase in revenues.

The registrant’s operating expenses increased to approximately $48.2 million for the year ended December 31, 2021, representing an increase of $34.7 million compared to approximately $13.5 million for the year ended December 31, 2020.

The increase in operating expenses from the year ended December 31, 2020, was due to the following:

•	Engineering and product development expenses increased by approximately $200,000 due to costs incurred at TurnOnGreen related to the development of the registrant’s electric vehicle charger products.

•	Selling and marketing expenses increased approximately $5.9 million as a result of increases in sales and marketing personnel and consultants primarily at Ault Alliance related to digital marketing and digital learning. The increase is also attributable to costs incurred at TurnOnGreen to grow its selling and marketing infrastructure related to its electric vehicle charger products.

•	General and administrative expenses increased approximately $26.1 million mainly due to higher stock compensation, consulting, audit, legal and insurance costs. In addition, general and administrative costs increased related to the Michigan Data Center, operated by Alliance Cloud Services, which was not in operation during 2020. The Michigan Data Center was acquired in January 2021 and has since undergone significant renovations to accommodate the Company’s cryptocurrency mining operations and the significant investment the Company has recently made in S19j model Antminers. General and administrative expenses during the year ended December 31, 2021 include $1.1 million of costs from Relec, which was acquired on November 30, 2020.

The registrant’s net loss available to common stockholders was approximately $14.0 million for the year ended December 31, 2021, representing an improvement of $18.7 million, compared to a net loss available to common stockholders of approximately $32.7 million for the year ended December 31, 2020.

BITNILE HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 2022	/s/ Kenneth S. Cragun
By: Kenneth S. Cragun
Title: Chief Financial Officer